Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of April 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Katsumi Ihara
                                                 (Signature)

                                             Katsumi Ihara
                                             Executive Deputy President,
                                             Group Chief Strategy Officer and
                                             Chief Financial Officer

Date: April 26, 2005

List of materials

Documents attached hereto:

i) Press Release announcing Change in Capital Policy Related to Subsidiary Tracking Stock


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                                                              Sony Corporation
                                            6-7-35 Kitashinagawa, Shinagawa-ku
                                                         Tokyo, 141-0001 Japan

                                                                   No.05 -023E
                                                                April 26, 2005
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Change in Capital Policy Related to Subsidiary Tracking Stock

Sony Corporation ("Sony") decided at a meeting of its Board of Directors held today to consider the possibility of an IPO of common stock of Sony Communication Network Corporation ("SCN"). In relation, it was also decided that the following be Sony's revised policy regarding Sony's subsidiary tracking stock ("TS") which is currently listed on the Tokyo Stock Exchange.

As part of Sony Group's business strategy aiming at the successful growth of SCN, in June 2001 Sony issued TS, the economic value of which is intended to be linked with SCN's economic value, to enhance SCN's enterprise value by realizing such value in the marketplace while holding 100% of SCN's voting rights. Now, responding to recent drastic changes in the internet-related industry, Sony believes that it will be desirable for Sony and the Sony Group as well as for SCN to seek the enhancement of SCN's enterprise value through SCN's own business operation and strategy more independently from the Sony Group. Therefore, Sony decided to change its policy and to consider the possibility of an IPO of SCN common stock. The primary reasons for this change are as follows:

1. Sony believes it would be more effective for SCN's further growth to expand its business opportunities more independently from the Sony Group and from a broader perspective that extends beyond the Sony Group rather than relying on Sony Group resources as a 100% subsidiary of Sony.

2. For that purpose, Sony believes that it is desirable for SCN to go public in order to raise funds with more flexibility in the capital market.

In accordance with the above revised policy, SCN will start taking action required for or in connection with the listing of its common stock on a stock exchange. If the listing of SCN common stock is approved by the stock exchange, subject to required procedures, all the shares of the TS will be compulsorily terminated pursuant to Sony's Articles of Incorporation. Sony's Articles of Incorporation stipulate that the method of such termination may be any one of the following: (1) compulsory retirement in cash, (2) compulsory conversion to Sony common stock, or (3) compulsory exchange with SCN common stock. With respect to the method of exchange with SCN common stock referred to (3) above, although Sony's initial policy was that such method would not be taken unless and until a tax deferment on the difference between the acquisition cost of TS and market value of SCN common stock is allowed by tax law. While any tax law revisions which allow such deferral have not yet been made, regardless of such revisions, Sony has changed its policy and includes such method (compulsory exchange with SCN common stock) as one of the options for compulsory termination of TS.